

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

February 24, 2010

Ms. Karen Clark
Chief Executive Officer
Green Energy Live, Inc.
1740 44th Street, Suite 5-230
Wyoming, MI 49519

      RE: **Form 10-K/A for the year ended December 31, 2008**
              Forms 10-Q/A for the periods ended March 31, 2009, June 30, 2009 and
              September 30, 2009
              File No. 0-53216

Dear Ms. Clark:

We have completed our review of your Form 10-K/A and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief